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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                    FORM 10

                  GENERAL FORM FOR REGISTRATION OF SECURITIES

        Pursuant to Section 12(g) of the Securities Exchange Act of 1934

                               ----------------

                                FAIRFIELD INN BY
                          MARRIOTT LIMITED PARTNERSHIP
             (Exact name of registrant as specified in its charter)

              Delaware                                  52-1638296
       (State of Organization)           (I.R.S. Employer Identification Number)

         10400 Fernwood Road
         Bethesda, Maryland                                20817
(Address of principal executive offices)                 (Zip Code)

              Registrant's telephone number including area code:

                                (301) 380-9000

                               ----------------

       Securities to be registered pursuant to Section 12(b) of the Act:

                                     None

       Securities to be registered pursuant to Section 12(g) of the Act:

                         LIMITED PARTNERSHIP INTERESTS
                                (Title of Class)

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                           FORWARD-LOOKING STATEMENTS

   In addition to historical information, this contains forward-looking statements within the meaning of the federal securities law. Forward-looking statements include information relating to our intent, belief or current expectations, primarily, but not exclusively, with respect to:

  . economic outlook

  . capital expenditures

  . cost reductions

  . cash flow

  . operating performance

  . financing activities

  . our tax status or

  . related industry developments, including trends affecting our business, financial condition and results of operations.

   We intend to identify forward-looking statements in this registration statement by using words or phrases such as "anticipate," "believe," "estimate," "expect," "intend," "may be," "objective," "plan," "predict," "project" and "will be" and similar words or phrases (or the negative thereof).

   The forward-looking information involves important risks and uncertainties that could cause our actual results, performance or achievements to differ materially from our anticipated results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to:

  . our inability to meet our debt service obligations out of operating cash flow and the need to use our reserves (including our supplemental debt service reserve maintained in connection with our current mortgage debt) to fund seasonal shortfalls in funds available for debt service

  . we have exhausted our supplemental debt service reserve and are required to replenish it from future excess cash flow, if any

  . our limited cash reserves and inability to raise additional capital

  . the continued impact of new supply in the markets our Inns are located

  . the need for capital expenditures to make our properties competitive and satisfy standards for comparable lodging facilities and the possibility of termination of the management agreement for the properties if we are unable to make such capital expenditures

  . national and local economic and business conditions that will affect, among other things, demand for products and services at our Inns, the level of room rates and occupancy that can be achieved by our properties, the availability and terms of financing, and the level of development of competing lodging facilities

  . our ability to compete effectively in areas such as access, location, quality of accommodations and room rate structures

  . changes in travel patterns, taxes and government regulations which influence or determine wages, prices, construction procedures and costs

  . government approvals, actions and initiatives, including the need for compliance with environmental and safety requirements, and changes in laws and regulations or the interpretation thereof, and

                                       1
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  . other factors discussed under the headings "Declining Operations; Capital
    Shortfall" in Item 1 and "Liquidity and Capital Resources" in the section of Item 2 entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."

   Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we cannot assure you that such expectations will be attained or that any deviations will not be material. We disclaim any obligation or undertaking to disseminate to you any updates or revisions to any forward-looking statement contained in this registration statement to reflect any change in our expectations or any changes in events, conditions or circumstances on which any statement is based.

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ITEM 1. BUSINESS

General

   Fairfield Inn by Marriott Limited Partnership, a Delaware limited partnership, was formed on August 23, 1989 to acquire, own and operate 50 Fairfield Inn by Marriott properties, which compete in the economy segment of the lodging industry. We lease the land underlying 32 of our Inns from Marriott International, Inc. and some of its affiliates. Our 50 Inns are located in sixteen states. The properties are managed by Fairfield FMC Corporation, a wholly owned subsidiary of Marriott International, as part of the Fairfield Inn by Marriott system under a long-term management agreement.

   Between November 17, 1989 and July 31, 1990, we sold 83,337 units of limited partnership interests in a registered public offering for $1,000 per unit. Our general partner, at that time, Marriott FIBM One Corporation, contributed $0.8 million for a 1% general partner interest and $1.1 million to assist in establishing our initial working capital reserve at $1.5 million, as required in the partnership agreement. In addition, our general partner purchased units equal to a 10% limited partner interest at the closing of our offering. The remaining 90% limited partnership interest is owned by unrelated parties.

Declining Operations; Capital Shortfall

   Our Inns have experienced a substantial decline in operating results over the past several years. Since 1996, our annual revenues have declined each year, from $97.4 million in 1996 to $91.5 million in 2000. Our operating profit has declined over the same period from a $17.3 million operating profit in 1996 to a $2.8 million operating loss in 2000. The decline in Inn operations is primarily due to increased competition, over-supply of limited service hotels in the markets where our Inns operate, and increases in labor and other operating costs at our Inns. Forecasts provided by the manager indicate that our operating cash flow will be insufficient to cover debt service during 2001. The current estimated shortfall before ground rent deferrals is approximately $1 to $2 million for 2001, but due to seasonality, it may be as much as $2 million at the end of the first quarter. We expect to fund this shortfall from partnership cash, amounts currently being held in various debt service reserve accounts and, as permitted under the ground lease documents, deferral of a portion of our ground rent. In 2000, we deferred $1.1 million in ground rent in order to meet our debt service obligations. This deferred amount is a liability of the partnership, as would be any ground rent that is deferred in 2001. Through reserves held by our lender, partnership cash, deferral of ground rent and property cash flow, we expect to meet our debt service requirements during 2001.

   In light of the age of our Inns, which range in age from 11 to 14 years, major capital expenditures will be required over the next several years to remain competitive in the markets where we operate and to satisfy brand standards, as required by our management agreement. These capital expenditures include room refurbishments planned for 22 of our Inns over the next several years and the replacement of roofs and facades. The 2001 capital expenditure needs for our Inns are estimated to total approximately $23 million and these expenditures will exceed our available funds. Based upon information provided by the manager, the estimated capital expenditure shortfall by the end of 2001 will be between $15 million and $17 million. We currently are pursuing various alternatives in an effort to meet these capital needs. Until we reach a resolution concerning funding of the capital expenditure shortfall, the capital expenditures exceeding the amount available in our property improvement fund will be deferred.

   Under the management agreement, if the manager determines that our Inns are not satisfactorily maintained as Fairfield Inn by Marriott properties due to insufficient capital improvements, the manager may terminate its management of those Inns which fail to meet brand standards. We recently received a notice from the manager stating that our failure to fund the shortfall in funds available for replacements of furniture, fixtures and equipment constitutes a default under the management agreement and asserting a right to terminate the management agreement in the future if the alleged default is not cured. We have notified the manager that, based on our review of the management agreement, the failure to fund this shortfall does not constitute a

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default and that they do not have the right to terminate the management agreement at this time because they did not send a notice within the time period specified under the management agreement.

   Our general partner is working with the manager to address the capital expenditure needs of our Inns but we cannot assure you that a satisfactory resolution will be reached. If these issues are not resolved, the manager may have termination rights under the management agreement in the future. If the manager were to terminate the management agreement and we were unable to retain another manager with a nationally recognized brand, the loss of brand affiliation could significantly impair our revenues, our cash flow, and the value of our Inns. Moreover, termination of the management agreement by the manager may ultimately lead to a default under our loan agreement.

   For further discussion of our results of operations, shortfall of capital, and liquidity situation, as well as efforts being undertaken to address these problems, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 2 below.

Competition

   The United States lodging industry is segmented into full service and limited service properties. Our Inns are included within the limited service segment and directly compete in the sub-segment of mid-scale properties without food and beverage facilities. This segment is highly competitive and includes many name brands including Comfort Inn and Suites, Holiday Inn Express, Hampton Inn and Suites, La Quinta Inn and Suites, Sleep Inn, Country Inn and Suites, Candlewood Hotels and Wingate Inns. Competition is based primarily on the level of service, quality of accommodations, convenience of locations and room rates. Full service hotels generally offer restaurant and lounge facilities and meeting space, as well as a wide range of services and amenities. Hotels within our competitive set generally offer basic guest room accommodations with limited or no services and amenities.

   Based on data by Smith Travel Research, supply in this sub-segment increased significantly in the late 1990's, growing at rates in excess of 11% annually, which exceeded demand growth for each year during the period from 1995 through 1999 by as much as 300 basis points. Additionally, the supply growth rate is projected to continue to grow at 5-6% annually for the next three years, which will increase the competitive pressure on our properties. These new products frequently reflect updated designs and features, which increases the need to make capital expenditures at our Inns in order for them to compete effectively. In addition to competing brands, customers compare our Inns to other Fairfield Inn by Marriott properties. The Fairfield by Marriott brand currently consists of 450 hotels within the United States, and continues to grow, with 50 hotel openings and construction of an additional 35 inns expected to commence in 2001. Our Inns, which are 11 to 14 years old, struggle to compete with newer Fairfield Inn properties, which benefit from design enhancements and a more contemporary feel.

   The inclusion of our inns within the nationwide Fairfield Inn by Marriott hotel system provides advantages of name, recognition, and centralized reservations and advertising, system-wide marketing and promotion, centralized purchasing and training and support services. As economy hotels, our inns compete effectively with limited service hotels in their respective markets by providing streamlined services and amenities exceeding those provided by typical limited service hotels at prices that are significantly lower than those available at full service hotels.

Reorganization of Our General Partner

   In 1998, Host Marriott Corporation, the parent of our former general partner, reorganized its business operations in order to qualify as a real estate investment trust effective as of January 1, 1999. We refer to that reorganization as the REIT conversion. In connection with the REIT conversion, Host Marriott contributed substantially all of its hotel assets to a newly-formed partnership, Host Marriott, L.P., or Host LP.

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   In connection with the REIT conversion. FIBM One LLC, a Delaware single member limited liability company, was formed as a subsidiary of Host Marriott. FIBM One LLC has three classes of member interests:

  . Class A, a managing 1% economic interest;

  . Class B, a non-managing 98% economic interest; and

  . Class C, a non-managing 1% economic interest.

   Marriott FIBM One Corporation merged with and into FIBM One LLC on December 24, 1998 and ceased to exist. As a result of the merger, FIBM One LLC, our new general partner, succeeded to the 1% general partner interest and 10% limited partner interest owned by our former general partner. On December 28, 1998, Host Marriott contributed its entire interest in FIBM One LLC to Host LP, which at that time was owned 78% by Host Marriott and 22% by outside partners. Finally, on December 30, 1998, Host LP contributed its Class B and Class C interests in FIBM One LLC to one of Host Marriott's non-controlled subsidiaries, Rockledge Hotel Properties, Inc., a Delaware corporation which is owned 95% by Host LP (economic non-voting interest) and 5% by Host Marriott Statutory/Charitable Employee Trust, a Delaware statutory business trust (100% of the voting interests). Rockledge contributed the Class C interest to a wholly owned subsidiary.

   As a result, our sole general partner is FIBM One LLC, with a Class A 1% managing economic interest owned by Host LP and a Class B 98% non-managing economic interest and Class C 1% non-managing interest each owned by Rockledge and its subsidiaries.

Management Agreement

   Our Inns are managed by Fairfield FMC Corporation, a wholly owned subsidiary of Marriott International, as part of the Fairfield Inn by Marriott hotel system under a long-term management agreement which has an initial term ending December 31, 2019. The manager can renew the management agreement, at its option, as to one or more of our Inns for up to four additional 10-year terms plus one five-year term.

   The manager is paid a base management fee equal to 2% of gross Inn revenues and a Fairfield Inn system fee equal to 3% of gross Inn revenues. In addition, the manager is entitled to an incentive management fee equal to 15% of "operating profit," as defined in the management agreement, increasing to 20% after our Inns have achieved total operating profit during any 12 month period equal to or greater than $33.9 million. For the year ended December 31, 2000, operating profit was less than $33.9 million. The incentive management fee with respect to each Inn is payable out of 50% of cash flow from operations remaining after payment of ground rent, debt service, administrative expenses and the owner's priority return, as defined in the management agreement.

   According to the terms of the management agreement, incentive management fees earned through 1992 were waived by the manager, as cash flow available for incentive management fees, as defined in the management agreement, was insufficient to pay those fees. Incentive management fees earned after 1992 accrue and are payable as outlined above or from capital receipts, as defined in the management agreement. To the extent there are insufficient funds remaining after payment of debt service and other obligations, incentive management fees earned by the manager are deferred. As of December 31, 1999, cumulative deferred incentive management fees totaled $23.5 million. In connection with the class action litigation settlement agreement, the manager waived payment of all deferred fees as of December 31, 1999. See "--Litigation Settlement" below. As of December 31, 2000, there were $2.8 million of deferred incentive management fees.

   The manager is required to furnish specific chain services to our Inns, which services are furnished generally on a central or regional basis to all Inns in the Fairfield Inn by Marriott hotel system that are owned, leased, or managed by Marriott International and its subsidiaries. Costs and expenses incurred in providing such services are allocated among all domestic Fairfield Inn by Marriott hotels managed, owned or leased by Marriott International or its subsidiaries. The costs and expenses are allocated among all Inns based on the gross revenues of each Inn.

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   Beginning in 1997, our Inns participate in Marriott International's Marriott
Rewards Program ("MRP"). The cost of this program is charged to all hotels in the full-service, Residence Inn by Marriott, Courtyard by Marriott and Fairfield Inn by Marriott systems based upon the MRP revenues at each hotel or Inn. The total amounts of chain services and MRP costs allocated to us for the years ended December 31, 2000, 1999 and 1998 were $1.7 million, $1.8 million and $1.6 million, respectively.

   In addition, the manager maintains a marketing fund to pay the costs associated with specified system-wide advertising, marketing, sales, promotional and public relations materials and programs. Each Inn within the system contributes approximately 2.4% of gross Inn revenues to the marketing fund. For the years ended December 31, 2000, 1999 and 1998, we contributed $2.5 million, $2.3 million and, $2.4 million, respectively, to the marketing fund.

   Pursuant to the terms of the management agreement, we are required to provide the manager with working capital to meet the operating needs of our Inns. This working capital earns no interest and remains our property throughout the term of the management agreement. We are required to furnish, upon request of the manager, any additional funds necessary to satisfy the needs of our Inns as their operations may require from time to time. Upon termination of the management agreement, the manager will return to us any remaining working capital. Working capital as of December 31, 2000 was $1.0 million. If the management agreement is terminated, we may have to pay costs associated with such termination out of the remaining working capital we receive from the manager.

   The management agreement provides for the establishment of a property improvement fund for the Inns to cover the cost of:

  . specified non-routine repairs and maintenance to our Inns which are normally capitalized; and

  . replacements and renewals to our Inns' property and improvements.

   Contributions to the property improvement fund are based upon a percentage of gross revenues of each Inn equal to 7%. If the manager determines that 7% exceeds the amount needed for making capital expenditures, then the manager can adjust the incentive management fee calculation to exclude as a deduction in calculating incentive management fees up to one percentage point of contributions to the property improvement fund. If the contributions to the property improvement fund are inadequate to pay for capital improvements required to maintain brand standards at our Inns, we are required to provide additional funds. As described below, the manager has determined that there are substantial capital improvements required over the next several years at our Inns and we do not have sufficient funds to meet these needs. Furthermore, the manager has notified us that our failure to contribute enough funds for anticipated shortfalls constitutes a default under the management agreement. We have notified the manager that we disagree with the manager's determination that there is a default under the management agreement. We are continuing to work with the manager to resolve our capital expenditure shortfall issues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" under Item 2 below.

   The management agreement provides that we may terminate the management agreement and remove the manager if, after December 1995, specified minimum operating results are not achieved. The manager may, however, prevent termination by paying to us an amount as is necessary to achieve the specified minimum operating results.

Ground Leases

   The land on which 32 of our Inns are located is leased from Marriott International or its affiliates. The leases expire on November 30, 2088 and provide that we will pay annual rents equal to the greater of a specified minimum rent for each property or a percentage rent based on gross revenues of the Inn operated on the land. The minimum rents are adjusted annually based on changes in the Consumer Price Index. The percentage rent, which also varies from property to property, is fixed at predetermined percentages of gross revenues that increase over time.

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   In connection with our 1997 refinancing, beginning in 1997 and continuing until the mortgage debt is repaid, the payment of rental expense exceeding 3% of gross revenues from our 32 leased Inns in the aggregate will be deferred in any year that cash flow is less than the regularly scheduled principal and interest payments on the mortgage debt. The deferred ground rent payment remains our obligation and is payable thereafter to the extent that there is cash available after the payment of debt service and other obligations as required by agreements with the manager and the lender. At December 31, 2000, an aggregate of $1.1 million of ground rent was deferred.

   Under the leases, we pay all costs, expenses, taxes and assessments relating to our Inns and the underlying land, including real estate taxes. Each ground lease provides that we have a first right of refusal in the event the applicable ground lessor decides to sell the leased premises. Upon expiration or termination of a land lease, title to the applicable Inn and all improvements reverts to the ground lessor.

Mortgage Debt

   We have $153.6 million of mortgage debt. The mortgage debt is non-recourse, bears interest at a fixed rate of 8.40% and requires monthly payments of principal and interest based upon a 20-year amortization schedule for a 10-year term expiring January 11, 2007. Thereafter, until the final maturity date of January 11, 2017, interest is payable at an adjusted rate, as defined, and all excess cash flow is applied toward principal amortization. The mortgage debt is secured by first mortgages on all of our Inns, the land on which they are located, or an assignment of our interest under the ground leases, including ownership interest in all improvements thereon, fixtures and personal property related thereto.

   The lender securitized the loan through the issuance and sale of commercial mortgage backed securities backed by mortgages on a total of 71 properties. Our Inns represent 50 of the 71 properties and approximately 33% of the principal amount of the certificates. We previously reported to the limited partners that, as a result of our decline in operating performance, Fitch IBCA, a major credit rating agency, downgraded the two lowest classes of the CMBS on September 2, 1999. On May 23, 2000, Fitch IBCA once again downgraded the two lowest classes of the CMBS due to our continued decline in operating performance. The downgrade of these securities has no effect on the current terms of our mortgage debt, although it would impair our ability to obtain new funding from other sources.

Employees

   We have no employees; however, Host LP provides the services of some of its employees, including the executive officers of our general partner, to perform administrative and other services for us. We and our general partner anticipate that each executive officer of our general partner will generally devote a sufficient portion of his time to our business; however, each of such executive officers also will devote a significant portion of his time to the business of Host LP and its other affiliates. We reimburse our general partner or Host LP for the cost of providing such services. See Item 6, "Executive Compensation," for information regarding payments made to our general partner for the cost of providing administrative and other services to us.

Prior Efforts to Sell Inns or Partnership Interests

   Our partnership agreement provides that the general partner will, from time to time, consider whether or not, in its reasonable judgment, it would be in the best interests of the partnership to sell all or a portion of the Inns. In addition, the partnership agreement provides that, if all of the Inns have not been sold prior to 2001, then, subject to the terms of the management agreement and loan agreement, the general partner will use reasonable best efforts to sell the remaining Inns, in one or more transactions, as it determines appropriate in its reasonable judgment. In mid-1998, the general partner engaged an investment banking firm to assist us in an effort to sell our Inns or find a buyer for the limited partners' interests in the partnership and thereby provide liquidity to limited partners. The general partner received only a few indications of interest and none of them was on terms that would have resulted in proceeds for our limited partners. Based on this prior experience and

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the continuing decline in operating results and deteriorating financial condition described above, the general partner does not believe that it is currently feasible to sell the Inns or find a buyer for the limited partners' interests at a price that would result in proceeds for limited partners.

Litigation Settlement

   In September 2000, our general partner, Marriott International and other defendants settled a lawsuit filed by limited partners of seven limited partnerships, including our limited partners. The terms of the settlement required that the defendants make cash payments to our limited partners of approximately $152 per unit in full satisfaction of the litigation and a release of all claims. In addition, the manager agreed to forgive $23.5 million of deferred incentive management fees payable by us.

   The discussion of the settlement in this registration statement is qualified in its entirety by the terms of the actual settlement agreement and the court-approved notice sent to our limited partners.

ITEM 2. FINANCIAL INFORMATION

Selected Financial Data

   The following table presents selected historical financial data for each of the five years in the period ended December 31, 2000, which data has been derived from our audited financial statements for those years. You should read the following selected financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited financial statements included in this registration statement.

                            Selected Financial Data
             (in thousands, except per unit amounts and ratio data)

                               2000      1999      1998      1997      1996
                             --------  --------  --------  --------  --------
Income Statement Data:
Revenues.................... $ 91,478  $ 93,084  $ 94,370  $ 95,721  $ 97,441
Operating (loss) profit.....   (2,848)    3,885      (522)   11,963    17,316
Net income (loss)...........    8,709    (8,552)  (12,999)   (1,411)    1,420
Net income (loss) per
 limited partner unit
 (83,337 Units).............      103      (102)     (154)      (17)       17
Balance Sheet Data:
Total assets................ $147,082  $163,574  $173,064  $185,503  $184,992
Total liabilities...........  160,411   185,612   186,550   185,990   183,226
Other Data (unaudited):
Cash distributions per
 limited partner unit
 (83,337 Units).............      --        --        --         10       100
Ratio of earnings to fixed
 charges....................      --        --        --        --        1.1x
Deficiency of earnings to
 fixed charges..............  $14,774   $ 8,552   $12,999   $ 1,411   $   --

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          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

General

   We are the owners of 50 limited service Inns, which are operated as part of the Fairfield Inn by Marriott system, and managed by Fairfield FMC Corporation.

   During the period from 1998 through 2000, our revenues declined from $94.4 million to $91.5 million. Our revenues are primarily a function of room revenues generated per available room or "RevPAR." RevPAR, represents the combination of the average daily room rate charged and the average daily occupancy achieved and is a commonly used indicator of hotel performance. During the period from 1998 through 2000, our combined RevPAR decreased approximately 3% from $37.79 to $36.76.

   Our operating costs and expenses are, to a great extent, fixed. Therefore, we derive substantial operating leverage from increases in revenue. Operating leverage is offset primarily by certain variable expenses, including base and incentive management fees which are calculated based on Inn sales.

   The table below presents performance information for our Inns for the indicated periods:

                                                       Year ended December
                                                               31,
                                                       ------------------------
                                                        2000     1999     1998
                                                       ------   ------   ------
   Number of properties...............................     50       50       50
   Number of rooms....................................  6,676    6,676    6,676
   Average daily rate................................. $54.06   $52.35   $51.28
   Occupancy..........................................   68.0%    71.1%    73.7%
   RevPAR............................................. $36.76   $37.22   $37.79
   % RevPAR change....................................   (1.2%)   (1.5)%    --

Results of Operations

   The following discussion and analysis addresses results of operations for the three years ended December 31, 2000 and should be read together with the "Selected Financial Data" and our historical financial statements and related notes included in this registration statement.

 2000 compared to 1999

   Rooms Revenues. Rooms revenues decreased $1.3 million, or approximately 1.5%, to $89.3 million in 2000 from $90.7 million in 1999, reflecting a 3.1 percentage point decrease in average occupancy to 68.0% partially offset by the $1.71 increase in average rate to $54.06. The decrease in average occupancy was primarily the result of increased competition in the economy segment. In 2000, total Inn revenues decreased $1.6 million, or 1.8%, to $91.5 million when compared to 1999.

   Operating Expense: Operating expenses increased $5.1 million, or 5.7%, to $94.3 million when compared to 1999. The individual components are discussed below.

     Rooms Costs: In 2000, rooms costs decreased $0.6 million, or 2.1%, to $27.9 million when compared to 1999. The overall decrease in controllable room costs is a result of the occupancy decreases at the Inns. These decreases were partially offset by an increase in the reservation costs due to the implementation of the Guestview reservation system in 2000.

     Selling, Administrative and other. Selling, administrative and other expenses increased by $0.8 million in 2000 to $27.7 million, or a 3.0% increase when compared to 1999. The increase in expenses was due to an increase in labor costs, repairs and maintenance expenses.

     Loss on impairment of long-lived assets. In 2000, we recorded impairment of long-lived assets of $8.1 million related to our Inns located in Johnson City, Tennessee, Raleigh and Charlotte Airport, North

  Carolina, and Columbus North, Ohio. We recorded an impairment charge of $2.8 million in 1999 related to our Inns located in Lansing, Illinois and Charlotte-Northeast, North Carolina.

   Operating Profit (Loss). As a result of the changes in revenues and operating expenses discussed above, operating profit decreased by $6.7 million, resulting in an operating loss of $2.8 million for 2000, when compared to an operating profit of $3.9 million in 1999.

   Interest Expense. Interest expense decreased by $0.3 million to $13.2 million in 2000 when compared to 1999. This decrease is due to the payment of $4.3 million of principal on the mortgage debt.

   Loss Before Extraordinary Item. We generated a loss before extraordinary item of $14.8 million in 2000 compared to a net loss of $8.6 million in 1999. This increased loss is primarily due to the decrease in revenues coupled with the increase in operating expenses discussed above.

   Extraordinary Gain. In connection with the class action litigation settlement agreement that became effective in 2000, Fairfield FMC Corporation, the manager of all our Inns, waived $23.5 million of deferred incentive management fees.

   Net Income (Loss). Net income for 2000 was $8.7 million compared to a net loss of $8.6 million for 1999. The increase is primarily due to the $23.5 million of deferred management fees waived in 2000 offset by slightly lower revenues and increases in operating expenses.

 1999 compared to 1998

   Rooms Revenues. Rooms revenues decreased $0.9 million, or approximately 1.0%, to $90.7 million in 1999 from $91.5 million in 1998 reflecting the 2.6 percentage point decrease in average occupancy to 71.1% partially offset by the slight increase in average rate to $52.35. The decrease in average occupancy was primarily the result of increased competition in the economy segment. In 1999, Inn revenues decreased $1.3 million, or 1.4%, to $93.1 million when compared to 1998.

   Operating Expenses: Operating expenses decreased $5.7 million, or 6.0%, to $89.2 million when compared to 1998. The individual components are discussed below.

     Rooms Costs: In 1999, rooms costs increased $1.3 million, or 4.8%, to $28.5 million when compared to 1998. The overall increase in room costs is due to an increase in salary and benefits.

     Selling, administrative and other. Selling, administrative and other expenses increased by $1.0 million in 1999 to $26.9 million, or a 4.1% increase when compared to 1998. The increase in expenses was due to an increase in labor costs, repairs and maintenance expenses and chain services.

     Incentive management fees. Incentive management fees decreased $0.9 million in 1999 when compared to 1998 due to the addition of $2.4 million to the property improvement fund in 1999 by us to cover capital expenditures that exceeded the amount in the property improvement fund. This amount was treated as a deduction in calculating incentive management fees in 1999 under the terms of the management agreement.

     Loss on impairment of long-lived assets. We recorded an impairment of long-lived assets of $2.8 million in 1999 related to our Inns in Lansing, Illinois and Charlotte-Northeast, North Carolina and $9.5 million in 1998 related to our Inns in Buena Park, California; Atlanta Airport, Georgia; Montgomery, Alabama; and Orlando South, Florida.

   Operating Profit (Loss). As a result of the changes in revenues and operating expenses discussed above, our operating loss in 1998 of $0.5 million increased to an operating profit of $3.9 million in 1999.

   Interest Expense. Interest expense decreased $0.3 million to $13.5 million in 1999 when compared to 1998. This decrease is due to the payment of principal on the mortgage debt.

   Net Loss. We generated a net loss of $8.6 million in 1999 compared to a net loss of $13.0 million in 1998. This decrease is primarily due to the loss associated with an impairment of long-lived assets of approximately $9.5 million in 1998 compared to $2.8 million in 1999 related to the Inns discussed above partially offset by the further decline in Inn revenues in 1999.

Liquidity and Capital Resources

   Adequate liquidity and capital are critical to our ability to continue as a going concern. We have experienced declining operations in each year since 1996. As a result, cash flow from operations has declined from $19.4 million in 1997 to $10.5 million in 2000. During this same period, we have faced increasing needs to make capital improvements to our Inns to enable them to compete more effectively in their markets and to satisfy standards for the Fairfield Inn brand, as required by the management agreement. Our general partner is attempting to address the decline in operating cash flow and need for additional capital through various avenues, as described below. We believe that there is sufficient liquidity, including the availability of restricted cash reserves to fund operations and meet debt service for the current year. There can be no assurance that we will be able to reverse the decline in operations or obtain additional financing.

Principal Sources and Uses of Cash

   Our principal source of cash is cash from operations. Our principal uses of cash are to make debt service payments, fund the property improvement fund and maintain required reserves.

   Cash provided by operations was $10.5 million in 2000, $16.4 million in 1999 and $16.5 million in 1998. The decrease from 1999 to 2000 is primarily attributable to the decline in property level operating results and a decrease in the amount of restricted cash made available for investing and financing activities.

   Cash used in investing activities was $8.3 million, $12.7 million and $10.5 million in 2000, 1999 and 1998, respectively. Our cash investing activities consisted of contributions to the property improvement fund and capital expenditures for improvements to our Inns.

   Cash used in financing activities was $4.6 million, $2.3 million and $4.8 million in 2000, 1999 and 1998, respectively. Our financing activities consisted of repayment of the mortgage debt and changes to the restricted cash reserves.

Liquidity Concerns and Capital Shortfalls

   Operating Income in 2001 May be Inadequate to Fund Debt Service. Forecasts provided by the manager indicate that our operating cash flow is likely to be insufficient to cover debt service during 2001. The current estimated shortfall before any ground rent deferrals is approximately $1 to $2 million for 2001, but due to seasonality, it may be as much as $2 million at the end of the first quarter. We expect to fund this shortfall from partnership cash (which totals approximately $6.3 million, including approximately $4.3 million held in lender reserve accounts) and, as permitted under the ground lease documents, from deferral of a portion of ground rent expense. Based upon current estimates, the ground rent deferral could provide approximately $1.1 million of additional cash flow in 2001. We deferred $1.1 million of ground rent expense during 2000. This deferred amount is a liability of the partnership, as would be any ground rent that is deferred in 2001. Through reserves held by our lender, partnership cash, deferral of ground rent and property cash flow, we expect to meet our debt service requirements during 2001.

   Shortfall in Funds Available for Capital Expenditures. In light of the age of our Inns, which range in age from 11 to 14 years, major capital expenditures will be required over the next several years in an effort to remain competitive in the markets where we operate and to satisfy brand standards, as required by our management agreement. These capital expenditures include room refurbishments planned for 22 of our Inns over the next several years and the replacement of roofs, facades, carpets, wall vinyl and furniture. The 2001 capital expenditure needs for our Inns are estimated to total approximately $23 million.

   The cost of future capital expenditures for our Inns are estimated to exceed our available funds. Our property improvement fund became insufficient to meet anticipated capital expenditures in 1999 and continued to be insufficient in 2000. To address this shortfall, we deposited an additional $2.4 million into the property improvement fund during 1999 from our partnership cash beyond the required contributions. In addition, the contribution rate to the property improvement fund was increased to 7% of gross sales for 1997 and thereafter. For the years ended December 31, 2000, 1999 and 1998, we contributed $6.0 million, $6.5 million and $6.6 million, respectively, to the property improvement fund.

   We expect to continue to have inadequate funds in our property improvement fund for the capital expenditures that the manager believes are necessary for our Inns to satisfy the standards of quality under the management agreement for Inns in the Fairfield Inn system. Based upon information provided by the manager, the estimated capital expenditure shortfall by the end of 2001 will be between $15 million and $17 million. Until we reach a resolution concerning funding of the capital expenditure shortfall, the capital expenditures exceeding the amount available in the property improvement fund will be deferred.

   Under the management agreement, if the manager determines that our Inns are not satisfactorily maintained as Fairfield Inn by Marriott properties due to insufficient capital improvements, the manager may terminate its management of those Inns which fail to meet brand standards. If this occurs, we would attempt, with lender approval, to retain another manager and operate some or all of our Inns as non-Fairfield Inn by Marriott properties. We believe that the loss of the Fairfield Inn By Marriott brand is unlikely, however, there can be no assurance that we will have sufficient capital to meet brand standards. The loss of the Fairfield Inn by Marriott brand name and of the Marriott affiliation and reservation system could negatively impact our Inn operating results and our cash flows.

   The manager has notified us that it believes our failure to fund the capital shortfall constitutes a default under the management agreement, giving it the right to terminate the management agreement if we do not provide it with additional funds to cure the shortfall. We have notified the manager that we disagree with the manager's determination that there is a default under the management agreement. Our general partner is working with the manager to address the capital expenditure needs of our Inns but we cannot assure you that a satisfactory resolution will be reached. If these issues are not resolved, the manager may have termination rights under the management agreement in the future. If the manager were to terminate the management agreement, the loss of brand affiliation could significantly impair our revenues, our cash flow, and the value of our Inns, and there can be no assurance that we would be able to retain another manager on satisfactory terms, if at all. Moreover, termination of the management agreement by the manager may ultimately lead to a default under our loan agreement.

Restructuring Efforts

   Our general partner is currently in negotiations with a potential third party investor and our mortgage lender in an effort to eliminate the debt service and capital expenditure shortfalls facing us. However, we cannot assure you that our negotiations will be successful or that if they are successful that the funding of capital expenditures will improve operating results.

   In August 2000, our general partner met with the lender to discuss possible modifications to the loan. In November 2000, the lender notified our general partner that it has declared the loan a "specially serviced mortgage loan" and as such, will be managed by a special servicer appointed by the lender. We have agreed to pay the special servicer specified fees and reimburse the special servicer for expenses incurred in connection with the proposed loan restructuring. We are currently discussing a proposal with the special servicer that would involve substitution of a new general partner, hiring a new manager for our Inns and entering into a franchise agreement with Marriott International, investment of additional capital by a third party investor with existing limited partners having the opportunity to invest on the same terms, and possible sales of assets to raise capital. We have not received any definitive feedback on our proposal. Implementation of this proposal would be subject to entering into agreements with the potential investor and Marriott International, obtaining approval of the special servicer and the Rating Agencies, and obtaining limited partner consent. While we are pursuing agreements and approvals from such third parties, negotiations are ongoing and significant issues remain to be resolved. We cannot assure you that any agreement will be reached or any approvals will be received with respect to our proposed loan restructuring.

   Any amounts paid by us in connection with pursuing restructuring efforts will further reduce the amount of cash available to fund the debt and other obligations. If operations do not improve and the debt service reserve accounts are depleted, we may be forced to default on the mortgage debt in 2002. We believe that there is sufficient liquidity to fund operations and make debt service for the current year. However, if we were to default and we were to fail to remedy the default, the lender could initiate a foreclosure action and, if successful, obtain title to our Inns. The general partner cannot assure you that Inn operations will improve or that cash flow will increase even if the necessary capital expenditures are made.

Quantitative and Qualitative Disclosures about Market Risk

   We do not have market risk with respect to interest rates, foreign currency exchanges or other market rate or price risks, and we do not hold any financial instruments for trading purposes. As of December 31, 2000, all of our debt has a fixed interest rate.

Inflation

   The rate of inflation has been relatively low in the past three years. The manager is generally able to pass through increased costs to customers through higher room rates and prices.

Seasonality

   Demand, and thus room occupancy, is affected by seasonality. For most of our Inns, demand is higher in the spring and summer months (March through October) than during the remainder of the year.

ITEM 3. PROPERTIES

   Our portfolio consists of 50 Fairfield Inn by Marriott properties as of March 12, 2001. Our Inns, which range in age between 11 and 14 years, are geographically diversified among 16 states.

   The following table presents the location and number of rooms for each of our Inns. All of our properties are managed by an affiliate of Marriott International. The land on which our Inns are located is owned by us, unless otherwise specified.

                                                                      Number of
            Location of Inn                                             Rooms
            ---------------                                           ---------
     Alabama
       Birmingham--Homewood(1).......................................    132
       Montgomery....................................................    133
     California
       Los Angeles--Buena Park(1)....................................    135
       Los Angeles-- Placentia.......................................    135
     Florida
       Gainesville(1)................................................    135
       Miami--West(1)................................................    135
       Orlando--International Drive(1)...............................    135
       Orlando--South(1).............................................    132
     Georgia
       Atlanta--Airport(1)...........................................    132
       Atlanta--Gwinnett Mall........................................    135
       Atlanta--Northlake(1).........................................    133
       Atlanta--Northwest(1).........................................    130
       Atlanta--Peachtree Corners....................................    135
       Atlanta--Southlake............................................    134
       Atlanta--Savannah(1)..........................................    135
     Iowa
       Des Moines--West(1)...........................................    135
     Illinois
       Bloomington--Normal(1)........................................    128
       Chicago--Lansing(1)...........................................    135
       Peoria........................................................    135
       Rockford......................................................    135
     Indiana
       Indianapolis--Castleton(1)....................................    132
       Indianapolis--College Park....................................    132
     Kansas
       Kansas City--Merriam..........................................    135
       Kansas City--Overland Park....................................    134
     Michigan
       Detroit--Airport(1)...........................................    133
       Detroit--Auburn Hills(1)......................................    134
       Detroit--Madison Heights(1)...................................    134
       Detroit--Warren(1)............................................    132
       Detroit--West (Canton)(1).....................................    133
       Kalamazoo(1)..................................................    133
     Missouri
       St. Louis--Hazelwood..........................................    135

                                                                      Number of
         Location of Inn                                                Rooms
         ---------------                                              ---------
     North Carolina
       Charlotte--Airport(1).........................................     135
       Charlotte--Northeast(1).......................................     133
       Durham(1).....................................................     135
       Fayetteville(1)...............................................     135
       Greensboro(1).................................................     135
       Raleigh--Northeast(1).........................................     132
       Wilmington....................................................     134
     Ohio
       Cleveland--Airport............................................     135
       Columbus--North(1)............................................     135
       Dayton--North(1)..............................................     135
       Toledo--Holland...............................................     134
     South Carolina
       Florence......................................................     135
       Greenville....................................................     132
       Hilton Head(1)................................................     120
     Tennessee
       Johnson City(1)...............................................     132
     Virginia
       Hampton.......................................................     134
       Virginia Beach(1).............................................     134
     Wisconsin
       Madison(1)....................................................     135
       Milwaukee--Brookfield.........................................     135
                                                                        -----
         TOTAL.......................................................   6,676
                                                                        =====

--------
(1) The land on which the Inn is located is leased by us from Marriott International under a long-term lease agreement.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   As of March 12, 2001, no person owned of record, or to our knowledge owned beneficially, more than 5% of the total number of limited partnership units other than our general partner.

   Our general partner owns 8,379 Units as of March 12, 2001, which represent 10% of the total units. These units were purchased by our former general partner on the closing date of the public offering and transferred to our current general partner in the merger in December 1998. See Item 11, "Description of Registrant's Securities to be Registered," regarding restrictions on the voting rights of units owned by our general partner. No Units are owned by the executive officers or managers of our general partner.

   We are not aware of any arrangements which may, at a subsequent date, result in a change in control of the partnership.

ITEM 5. MANAGERS AND EXECUTIVE OFFICERS

   FIBM One LLC, our general partner, was organized in Delaware in 1998 as a single member limited liability company and is a subsidiary of Host LP. Our general partner was organized solely for the purpose of acting as our general partner.

   We have no directors, managers, officers or employees. Our business policy making functions are carried out through the managers and executive officers of our general partner, who are listed below:

           Name            Age Principal Position
           ----            --- ------------------
                               Executive Vice President and Chief Financial
 Robert E. Parsons, Jr. ..  45 Officer
 W. Edward Walter.........  45 Executive Vice President and Treasurer

   Robert E. Parsons, Jr. joined Host Marriott's Corporate Financial Planning staff in 1981 and was made Assistant Treasurer in 1988. In 1993, Mr. Parsons was elected Senior Vice President and Treasurer of Host Marriott, and in 1995, he was elected Executive Vice President and Chief Financial Officer of Host Marriott. He is also an Executive Vice President and Chief Financial Officer of Host LP and serves as a director, manager and officer of numerous Host Marriott subsidiaries.

   W. Edward Walter joined Host Marriott in 1996 as Senior Vice President for Acquisitions, and was elected Treasurer in 1998, and Executive Vice President in May 2000. He is also Executive Vice President and Treasurer of Host LP and serves as director, manager and officer of numerous Host Marriott subsidiaries. Prior to joining Host Marriott, Mr. Walter was a partner with Trammell Crow Residential Company and President of Bailey Capital Corporation, a real estate firm focusing on tax-exempt real estate investments.

ITEM 6. EXECUTIVE COMPENSATION

   Our general partner is required to devote to us such time as may be necessary for the proper performance of its duties, but the officers and the managers of our general partner are not required to devote their full time to our matters. To the extent that any officer or manager of our general partner or employee of Host Marriott devotes time to us, our general partner or Host Marriott, as the case may be, is entitled to reimbursement for the cost of providing such services. Any such costs may include a charge for overhead, but without a profit to our general partner. For the fiscal years ended December 31, 2000, 1999 and 1998, administrative expenses reimbursed by us to our general partner totaled $549,000, $136,000 and $215,000, respectively.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

   We are a party to an ongoing management agreement with Marriott International pursuant to which our Inns are managed by Marriott International.

   Prior to October 8, 1993, Marriott International was a wholly owned subsidiary of Host Marriott, which was then named Marriott Corporation. On October 8, 1993, Marriott Corporation's operations were divided into two separate companies, Host Marriott and Marriott International. Marriott International now conducts its management business as a separate publicly-traded company and is not a parent or subsidiary of Host Marriott, although the two corporations have various business and other relationships.

   A full description of the management agreement can be found under "Item 1. Business."

   The following table provides the significant expenses payable to Marriott International and affiliates for the years ended December 31, 2000, 1999 and 1998 (in thousands):

                                                        Year ended December 31,
                                                        -----------------------
                                                         2000    1999    1998
                                                        ------- ------- -------
     Fairfield Inn system fee.......................... $ 2,744 $ 2,792 $ 2,831
     Ground rent.......................................   2,977   2,872   2,863
     Reservation Costs.................................   3,031   2,494   2,084
     Marketing fund contribution.......................   2,526   2,262   2,359
     Incentive management fee..........................   2,849   2,775   3,640
     Base management fee...............................   1,830   1,862   1,887
     Chain services allocation.........................   1,691   1,773   1,600
                                                        ------- ------- -------
       Total........................................... $17,648 $16,830 $17,264
                                                        ======= ======= =======

ITEM 8. LEGAL PROCEEDINGS

   We are involved in routine litigation and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance and which collectively are not expected to have a material adverse effect on our business, financial condition or results of operations.

ITEM 9. MARKET FOR AND DISTRIBUTIONS ON LIMITED PARTNERSHIP UNITS AND RELATED SECURITY HOLDER MATTERS

   There is currently no public market for the Units. Transfers of Units are limited to the first day of a fiscal quarter, and are subject to approval by the general partner and certain other restrictions described in Item 11, "Description of Registrant's Securities to be Registered." As of March 12, 2001, there were 2,720 holders of record of the 83,337 Units.

   There were no cash distribution to our limited partners during 1998, 1999 or 2000. Our ability to make cash distributions to our limited partners in the future is subject to limitations contained in our partnership agreement that are described in Item 11, "Description of Registrant's Securities to be Registered--Distributions and Allocations." In addition, we are making payments to reserves established by the lender, as described in Item 1, "BusinessDeclining Operations," and Item 2, "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" that limit the funds available for cash distributions.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

   None within the past three years.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

   The 83,337 units of limited partnership interests to be registered, which include the 8,379 units owned by our general partner, represent a 99% interest in us. Our general partner holds the remaining 1% interest.

   The following description is a summary of the material provisions of the partnership agreement. It does not restate the partnership agreement in its entirety. We urge you to read the partnership agreement in its entirety as it, not this description, defines the rights of limited partners. A copy of the partnership agreement is filed as an exhibit to this Form 10. Capitalized terms used in this section for which no definition is provided is defined in the partnership agreement.

Authority of the General Partner

   Under the partnership agreement, the general partner has broad management discretion over our business and with regard to the operation of our Inns. No limited partner may take any part in the conduct or control of our business. The authority of the general partner is limited in specified respects.

   The partnership agreement provides that, if all of the Inns have not been sold prior to 2001, then, subject to the terms of the management agreement and loan agreement, the general partner will use reasonable best efforts to sell the remaining Inns, in one or more transactions, as it determines appropriate in its reasonable judgment. As discussed above, the prior efforts to sell the Inns or the equity interests in the partnership were unsuccessful and, in light of the current financial condition of the partnership, the general partner does not believe that a sale could be effected that would be in the best interests of limited partners.

   Without the consent of all of the limited partners, the general partner does not have the authority, on our behalf, to:

      (1) do any act in contravention of the partnership agreement;

      (2) except as otherwise provided in the partnership agreement, do any act which would make it impossible to carry on our ordinary business;

      (3) confess a judgment in an amount in excess of $100,000 against us;

      (4) convert our property to its own use, or possess or assign any rights in specific partnership property for other than a partnership purpose;

      (5) admit a person as either a general partner or a limited partner except as otherwise provided in the partnership agreement;

      (6) perform any act that would subject any limited partner to liability as a general partner in any jurisdiction or to any other liability except as provided in the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act") or the partnership agreement; or

      (7) list, recognize or facilitate the trading of Units on any "established securities market," within the meaning of the Internal Revenue Code of 1986, as amended, or create for the Units a "secondary market" within the meaning of the Code, or the substantial equivalent thereof, or permit, recognize or facilitate trading of Units on any such market, or permit any of its affiliates to take such actions, if, as a result thereof, we would be taxed for federal income tax purposes as an association taxable as a corporation.

   Without the approval of limited partners holding a majority of the Units, the general partner does not have the authority, on our behalf, to:

      (1) cause us to acquire an interest in other hotel properties or in other assets not reasonably related to the conduct of our business;

      (2) sell any of the Inns to the general partner or any affiliate unless specified procedures, including giving notice to the limited partners, obtaining independent appraisals of the Inn or Inns to be sold, paying cash for the Inns, and not paying any real estate commissions in connection with the sale, are followed;

      (3) effect any amendment to any agreement, contract or arrangement with the general partner or any of its affiliates which would reduce the responsibilities or duties of the general partners or would increase the compensation payable to the general partner or any of its affiliates or which would otherwise adversely affect the rights of or benefits to the limited partners;

      (4) incur debt except as set forth in the partnership agreement;

      (5) agree to the addition of transient guest rooms at any Inn unless the Inn has had an average occupancy rate of at least 70% for a consecutive period of at least 12 months immediately prior to commencement of construction of the addition;

      (6) make any election to continue beyond our term, discontinue or dissolve us;

      (7) voluntarily withdraw as a general partner;

      (8) cause us to incur any debt in excess of $250,000 unless such debt was entirely "qualified nonrecourse financing" within the meaning of the Code;

      (9) cause us to merge or consolidate with any other entity;

     (10) accept the substitution of more than five Inns under the purchase agreement, sell, lease or otherwise dispose of, directly or indirectly, in one transaction or a series of related transactions, the greater of 15 Inns or a number of Inns where original purchase price exceeds 30% of the total purchase price for the Inns or sell, lease or otherwise dispose of any Inns except in accordance with paragraph (2) above;

     (11) cause us to sell all or substantially all of our assets, except upon dissolution and liquidation in accordance with the partnership agreement; or

     (12) cause us to incur any debt that would result in refinancing proceeds being distributed to the partners, unless such refinancing proceeds are distributed to the partners in the same taxable year in which we incurred such liability.

Restrictions on Assignments of Units

   A limited partner generally has the right to assign a Unit to another person or entity, subject to specified conditions and restrictions. An assignment of a Unit is subject to the following restrictions:

      (1) assignments will only be given effect on the first day of the next fiscal quarter;

      (2) no assignment may be made if, when added to all other prior assignments and transfers of interests in us within the preceding 12 months, such assignment would cause us, in the opinion of our legal counsel, to be considered to have been terminated within the meaning of section 708 of the Code;

      (3) the general partner may prohibit any assignment that, in the opinion of our legal counsel, would require the filing of a registration statement under the Securities Act of 1933 or otherwise would violate any federal or state securities laws or regulations (including investor suitability standards) applicable to us or the Units;

      (4) no assignment may be made that would result in either the assignor or the assignee owning at least a fraction of a Unit but less than five Units, except for assignments by gift, inheritance or family dissolution or assignments to affiliates of the assignor;

      (5) no transfer, assignment or negotiation may be made if, in the opinion of our legal counsel, it would result in us being treated as an association taxable as a corporation for federal income tax purposes;

      (6) no transfer may be made if such transfer is effectuated through an "established securities market" or a "secondary market (or the substantial equivalent thereof)" within the meaning of section 7704 of the Code;

      (7) no assignment may be made if, in the opinion of our legal counsel, it would preclude us from either obtaining or retaining a liquor beverage license for any of our Inns;

      (8) no assignment may be made unless the transferee agrees in writing that it will not, directly or indirectly, create for the Units or facilitate the trading of the Units on a "secondary market (or the substantial equivalent thereof)" within the meaning of section 7704 of the Code;

      (9) no assignment or transfer may be made and any such purported transfer will be void ab initio if, as a result of such transfer, we would be unable to satisfy at least one of the "safe harbors" set forth in IRS Notice 88-75 within the meaning of section 7704 of the Code, unless we have received a favorable IRS ruling or opinion of legal counsel to the effect that such transfer will not result in us being classified as a "publicly traded partnership" within the meaning of section 7704 of the Code;

     (10) no assignment may be made to any person who is not a "United States person" within the meaning of section 7701(a)(30) of the Code;

     (11) no assignment may be made to any person generally exempt from federal income tax under section 501 of the Code or otherwise;

     (12) no transfer or assignment may be made unless the proposed assignee has provided the general partner the required information under the partnership agreement and any other information reasonably requested by the general partner; or

     (13) no assignment may be made to any person who is related to any of our outside lenders whose loan is nonrecourse debt, as defined.

   The general partner is also authorized to impose any other restrictions on the transfer of Units to the extent that it, in the exercise of its reasonable discretion and based upon the advice of our counsel, determines such further limitations are necessary or advisable to protect us from being considered a publicly traded partnership within the meaning of the Code.

   We will not recognize for any purpose any assignment of any Units unless:

     (1) an instrument is executed making such assignment, signed by both the assignor and the assignee, and a duly executed application for assignment and admission as substituted limited partner is executed indicating the written acceptance by the assignee of all the terms and provisions of the partnership agreement; and

     (2) the general partner has determined that such as assignment is permitted under the partnership agreement.

   No assignee of a limited partner's Units will be entitled to become a substituted limited partner unless:

     (1) the general partner gives its written consent, which consent may be withheld in its absolute discretion;

     (2) the transferring limited partner and the assignee have executed instruments that the general partner deems necessary or desirable to effect such admission;

     (3) the assignee has accepted, adopted and approved in writing all of the terms of the partnership agreement and executed a power of attorney similar to the power of attorney granted in the partnership agreement; and

     (4) the assignee pays all reasonable expenses incurred in connection with its admission as a substituted limited partner.

   An assignee only becomes a substituted limited partner when the general partner has reflected the admission of such person as a limited partner in our books and records, which will be done once each fiscal quarter.

   Any person who is the assignee of any of the Units of a limited partner, but who does not become a substituted limited partner is entitled to all the rights of an assignee of a limited partner interest under the Delaware Act, including the right to receive distributions from us and the share of net profits, net losses, gain, loss and recapture income attributable to the Units assigned to the person, but shall not be deemed to be a holder of Units for any other purpose under the partnership agreement.

Amendments

   Amendments to the partnership agreement may be made by the general partner with the consent of the limited partners holding a majority of the outstanding Units, excluding those Units held by the general partner or its affiliates. No amendment to the partnership agreement may be made, however, without the approval of all of the limited partners which would:

     (1) convert a limited partner's interest into a general partner's interest;

     (2) adversely affect the liability of a limited partner;

     (3) alter the interest of a partner in net profits, net losses, gain, loss or distributions of cash available for distribution or capital receipts or reduce the percentage of partners which is required to consent to any action under the partnership agreement;

     (4) limit in any manner the liability of the general partner as provided in the partnership agreement;

     (5) permit the general partner to take any action otherwise prohibited by the partnership agreement without the consent of all of the limited partners;

     (6) cause us to be taxed for federal income tax purposes as an association taxable as a corporation; or

     (7) reduce the percentage of Units required to approve any amendment to the partnership agreement.

   The general partner may make an amendment to the partnership agreement, without the consent of the limited partners, if such amendment is necessary solely to clarify the provisions of the partnership agreement so long as such amendment does not adversely affect the rights of the limited partners under the partnership agreement.

Meetings and Voting

   The limited partners cannot participate in our management or control or our business. The partnership agreement, however, extends to the limited partners the right under some specified conditions to vote on or approve some partnership matters. Any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of the limited partners or without a meeting if approvals in writing setting forth the action so taken are signed by limited partners owning not less than the minimum number of Units that would be necessary to authorize or take such action at a meeting at which all of the limited partners were present and voted. Meetings of the limited partners may be called by the general partner and must be called by the general partner upon receipt of a request in writing signed by holders of 10% or more of the Units held by the limited partners. Limited partners may vote either in person or by proxy at meetings. Limited partners holding more than 50% of the total number of all outstanding Units constitute a quorum at a meeting of the limited partners. Matters submitted to the limited partners for determination will be determined by the affirmative vote of the limited partners holding a majority of the outstanding Units, excluding those Units held by the general partner and its affiliates, except that a unanimous vote of the limited partners will be required for specified actions referred to above.

   The partnership agreement does not provide for annual meetings of the limited partners and none have been held, nor does the general partner anticipate calling such meetings.

Conflicts of Interest

   Because Host Marriott and its affiliates own hotels other than those owned by us, potential conflicts of interest exist. With respect to these potential conflicts of interest, Host Marriott and its affiliates may compete with our Inns to the extent that they develop or invest in competing hotels. In addition, Host Marriott, by virtue of the hotels in which it currently is invested, may already compete directly or indirectly with our Inns.

   Under Delaware law, a general partner has liability for a partnership's obligations to the extent that the partnership's assets are insufficient to satisfy the obligations, unless those obligations are, by contract, without recourse to the partners of a limited partnership. Since our general partner is entitled to manage and control our business and operations, and because specified actions taken by our general partner or us could expose our general partner to liability that is not shared by the limited partners (for example, tort liability or environmental liability), this control could lead to a conflict of interest. Under Delaware law, our general partner has a fiduciary duty to us and is required to exercise good faith and loyalty in all its dealings with respect to our affairs.

 Policies with Respect to Conflicts of Interest

   Our general partner has a policy that our relationship with it or any affiliate, or persons employed by it are conducted on terms which are fair to us and which are commercially reasonable. Agreements and relationships involving our general partner or its affiliates and us are on terms consistent with the terms on which our general partner or its affiliates have dealt with unrelated parties.

   Our partnership agreement provides that agreements, contracts or arrangements between us and our general partner, other than arrangements on commercially reasonable terms for rendering legal, tax, accounting, financial, engineering and procurement services to us by our general partner or its affiliates, will be subject to the following conditions:

     (1) the services, goods or materials must be reasonably necessary to the operation of our business;

     (2) the general partner or any affiliate must have the ability to render such services or to sell or lease such goods or materials and must have been previously engaged in the business of rendering such services or selling or leasing such goods or materials as an ordinary and ongoing business;

     (3) any such agreement, contract or arrangement must be fair to us and reflect commercially reasonable terms and conditions that are as favorable to us as we could obtain from unaffiliated third parties, must provide for compensation to the general partner or its affiliate equal to the lesser of actual cost or 90% of the competitive price that would be charged for such services, goods or materials and must be contained in a written contract which precisely describes the subject matter thereof and all compensation to be paid therefor;

     (4) neither the general partner nor any affiliate may participate in any reciprocal business arrangements which would have the effect of circumventing any of the provisions of our partnership agreement;

     (5) no such agreement, contract or arrangement as to which the limited partners had previously given approval may be amended in a manner as to increase the fees or other compensation payable to the general partner or any affiliate or to decrease the responsibilities or duties of the general partner or any affiliate in the absence of the consent of the limited partners holding a majority of the units, excluding those units held by the general partner or its affiliates;

     (6) any such agreement, contract or arrangement which relates to or secures any funds advanced or loaned to us by the general partner or any affiliate must reflect commercially reasonable terms and conditions that are as favorable to us as we could obtain from unaffiliated third parties or banks and no prepayment charge or penalty may be required on any loan or advance; and

     (7) any such agreement, contract or arrangement which relates to the performance of services or the sale or lease of goods or materials, other than the management agreement, must contain a clause allowing termination without penalty on 60 days' notice.

     (8) with respect to architectural and engineering services for our Inns, the general partner or any affiliate rendering such services must have the ability to render such services and must have been previously engaged in the business of rendering such services as an ordinary and ongoing business, must reflect commercially reasonable terms and provide for compensation at 90% of the competitive price for such services, the terms must be contained in a written contract which precisely describes the services to be provided and the compensation to be paid for such services and if the total cost of any single improvement to any Inn exceeds $250,000 and the general partner or any affiliate has rendered architectural or engineering services in connection with that improvement, we must obtain an appraisal, at the general partner's expense, to determine the fair market value of such improvement and we will only be required to reimburse the general partner or its affiliates for such costs of performing the services to the extent of such fair market value; and

     (9) we will not reimburse the general partner or its affiliates for the actual cost of services for which it gets paid a separate fee.

Distributions and Allocations

   Partnership allocations and distributions are generally made as follows:

   Cash available for distribution for each fiscal year is to be distributed quarterly as follows:

     (1) until the partners have received, with respect to such fiscal year, an amount equal to the partners' preferred distribution (10% of original cash contributions reduced by cumulative distributions of net refinancing and sales proceeds), 99% to the limited partners and 1% to the general partner;

     (2) if the partners have received aggregate cumulative distributions of net refinancing and sales proceeds equal to 50% of their original capital contributions, 99% to the limited partners and 1% to the general partner;

     (3) if the partners have received aggregate cumulative distributions of net refinancing and sales proceeds equal to 100% of their original capital contributions, 90% to the limited partners and 10% to the general partner; and

     (4) if the partners have received aggregate cumulative distributions of capital receipts greater than 100% of their original capital contributions, 80% to the limited partners and 20% to the general partner.

   Refinancing proceeds and sale proceeds from the sale or other disposition of less than substantially all of our assets are to be distributed

     (1) until the partners have received the then outstanding partners' 12% preferred distribution, as defined, 99% to the limited partners and 1% to the general partner;

     (2) until the partners have received cumulative distributions of net refinancing and sales proceeds equal to 100% of their original capital contributions, 1% to the general partner and 99% to the limited partners; and

     (3) thereafter, 80% to the limited partners and 20% to the general partner.

   Sale proceeds from the sale of substantially all of our assets will be distributed to the partners pro-rata in accordance with their capital account balances as adjusted to take into account gain or loss resulting from such sale.

   Net profits for each fiscal year generally will be allocated in the same manner in which cash available for distribution is distributed. Net losses for each fiscal year generally will be allocated 99% to the limited partners and 1% to the general partner.

   Gain recognized by us generally will be allocated in the following order of priority:

     (1) to those partners whose capital accounts have negative balances in the ratio of such negative balances until such negative balances are brought to zero;

     (2) to the limited partners up to the amount necessary to bring the aggregate of their capital account balances to an amount equal to 99% of the partners' 12% preferred distribution plus their net invested capital, as defined, and to the general partner in the amount necessary to bring its capital account balance to an amount equal to 1% of the partners' 12% preferred distribution plus its net invested capital; and

     (3) thereafter, any remaining gain will be allocated among the partners so that the ratio of (A) the aggregate balance in the capital accounts of the limited partners in excess of 99% of the partners' 12% preferred distribution plus their net invested capital to (B) the balance in the general partners' capital account in excess of 1% of the partners' 12% preferred distribution plus its net invested capital, is 80 to 20.

   For financial reporting purposes, profits and losses are allocated among the partners based on their stated interests in cash available for distribution.

   Upon our dissolution, the general partner will liquidate our assets. The proceeds of such liquidation shall be applied and distributed in the following order of priority:

     (1) to the payment of the expenses of the liquidation,

     (2) to the payment of debt and other liabilities;

     (3) to the payment of any loans or advances that may have been made by any of the partners to us; and

     (4) to the general partner and limited partners in proportion to the net balances in their respective capital accounts.


Other Matters

   If at any time any agreement (including the management agreement) pursuant to which operating management of any of our Inns is vested in the general partner or an affiliate of the general partner provides that we have a right to terminate such agreement as a result of the failure of the operation of such Inn to attain economic objectives, as specifically defined, the limited partners, without the consent of the general partner, may, upon the affirmative vote of the holders of a majority of the Units, take action to exercise our right to terminate such agreements.

   The limited partners may also, by a vote of the holders of a majority of the Units, remove the general partner, but only if a new general partner is elected. Notwithstanding the foregoing, however, such a removal of the general partner or the manager, if exercised, would be an event of default under the mortgage debt, and would permit the lender or its assignee to accelerate the maturity of the loan. Thus, the termination right could only be exercised with the consent of the lender or its assignee.

   The partnership agreement provides that limited partners will not be personally liable for the losses of the partnership beyond the amount committed by them to the capital of the partnership. In the event that we are unable otherwise to meet our obligations, the limited partners might, under applicable law, be obligated under some circumstances to return distributions previously received by them, with interest, to the extent such distributions constituted a return of the capital contributions at the time when creditors had valid claims outstanding against us.

ITEM 12. INDEMNIFICATION OF MANAGERS AND OFFICERS

   Except as specifically provided in the Delaware Act, the general partner is liable for our obligations in the same manner as a partner would be liable in a partnership without limited partners to persons other than the partnership and the other partners. Generally speaking, any such partner is fully liable for any and all of the debts or other obligations of the partnership as and to the extent the partnership is either unable or fails to meet such obligations. Thus, the assets of the general partner may be reached by our creditors to satisfy our obligations or other liabilities, other than non-recourse liabilities, to the extent our assets are insufficient to satisfy such obligations or liabilities.

   The Delaware Act provides that: "Subject to such standards and restrictions, if any, as set forth in its partnership agreement, a limited partnership may, and shall have the power to, indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever." The partnership agreement provides that the general partner and its affiliates who perform services for the partnership on behalf of the general partner (within the scope of its authority as the general partner of the partnership) will not be liable to the partnership or the limited partners for liabilities, costs and expenses incurred as a result of any act or omission of the general partner or such person provided:

     (1) such acts or omissions were determined by the general partner or such person, in good faith, to be in our best interests;

     (2) such acts or omissions were within the general partner's scope of authority granted by the partnership agreement, by law or by the limited partners in accordance with the partnership agreement; and

     (3) the conduct of the general partner or such person did not constitute negligence, fraud, misconduct or breach of fiduciary duty to us or any partner.

   The partnership agreement also provides that the general partner and such persons will be indemnified out of partnership assets against any loss, liability or expense arising out of any act or omission so long as the general partner or such persons has satisfied the requirements of clauses (1), (2) and
(3) above. We, however, may indemnify the general partner or any other person for losses, costs and expenses incurred in successfully defending or settling claims arising out of alleged securities laws violations only if certain specific additional requirements are met. The partnership agreement provides that any indemnification obligation shall be paid solely out of our assets.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to partners and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid in the successful defense or any action, suit or proceeding) is asserted against us by such a person in connection with the securities registered hereby, and if the Securities and Exchange Commission is still of the same opinion, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 13. FINANCIAL STATEMENTS

                         INDEX TO FINANCIAL STATEMENTS

                                                                          Page
                                                                          ----
Report of Independent Public Accountants................................. F-2

Balance Sheets as of December 31, 2000 and 1999.......................... F-3

Statements of Operations for the fiscal years ended December 31, 2000,
 1999 and 1998........................................................... F-4

Statements of Changes in Partners' Capital for the fiscal years ended
 December 31, 2000, 1999 and 1998........................................ F-5

Statements of Cash Flows for the fiscal years ended December 31, 2000,
 1999 and 1998........................................................... F-6

Notes to Financial Statements............................................ F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO THE PARTNERS OF FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP:

   We have audited the accompanying balance sheet of Fairfield Inn by Marriott Limited Partnership (a Delaware limited partnership) as of December 31, 2000 and 1999, and the related statements of operations, changes in partners' capital (deficit) and cash flows for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the General Partner's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairfield Inn by Marriott Limited Partnership as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                          Arthur Andersen LLP

Vienna, Virginia
April 5, 2001

                 FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP

                                 BALANCE SHEETS
                           December 31, 2000 and 1999
                                 (in thousands)

                                  2000      1999
                                --------  --------
            ASSETS
Property and equipment, net...  $122,013  $136,937
Deferred financing costs, net
 of accumulated amortization..     2,937     3,424
Due from Marriott
 International, Inc. and
 affiliates...................     1,215     1,285
Property improvement fund.....     5,489     3,886
Restricted cash...............     7,726     7,981
Cash and cash equivalents.....     7,702    10,061
                                --------  --------
      Total assets............  $147,082  $163,574
                                ========  ========

  LIABILITIES AND PARTNERS'
            DEFICIT
LIABILITIES
  Mortgage debt...............  $153,569  $157,897
  Due to Marriott
   International, Inc. and
   affiliates.................     3,931    24,529
  Accounts payable and accrued
   liabilities................     2,911     3,186
                                --------  --------
      Total liabilities.......   160,411   185,612
                                --------  --------
PARTNERS' DEFICIT
  General Partner
    Capital contribution......       813       813
    Capital distributions.....      (517)     (517)
    Cumulative net losses.....      (379)     (466)
                                --------  --------
                                     (83)     (170)
                                --------  --------
  Limited Partners
    Capital contributions.....    75,479    75,479
    Capital distributions.....   (51,270)  (51,270)
    Cumulative net losses.....   (37,455)  (46,077)
                                --------  --------
                                 (13,246)  (21,868)
                                --------  --------
      Total partners'
       deficit................   (13,329)  (22,038)
                                --------  --------
                                $147,082  $163,574
                                ========  ========

   The accompanying notes are an integral part of these financial statements.

                 FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP

                            STATEMENTS OF OPERATIONS
              Fiscal years ended December 31, 2000, 1999 and 1998
                (in thousands, except Unit and per Unit amounts)

                                                   2000      1999      1998
                                                 --------  --------  --------
REVENUES
  Rooms......................................... $ 89,308  $ 90,653  $ 91,546
  Other.........................................    2,170     2,431     2,824
                                                 --------  --------  --------
    Total revenues..............................   91,478    93,084    94,370
                                                 --------  --------  --------
OPERATING EXPENSES
  Rooms.........................................   27,894    28,481    27,191
  Other department costs and expenses...........    1,670     1,597     1,604
  Selling, administrative and other.............   27,701    26,907    25,851
                                                 --------  --------  --------
    Total property-level costs and expenses.....   57,265    56,985    54,646
  Depreciation..................................   13,463    14,413    14,990
  Property taxes................................    3,886     3,749     3,702
  Fairfield Inn system fee......................    2,744     2,792     2,831
  Incentive management fee......................    2,849     2,775     3,640
  Ground rent...................................    2,964     2,742     2,646
  Base management fee...........................    1,830     1,862     1,887
  Insurance and other...........................    1,198     1,038     1,053
  Loss on impairment of long-lived assets (Note
   2)...........................................    8,127     2,843     9,497
                                                 --------  --------  --------
    Total operating expenses....................   94,326    89,199    94,892
                                                 --------  --------  --------
OPERATING PROFIT (LOSS).........................   (2,848)    3,885      (522)
  Interest expense..............................  (13,238)  (13,528)  (13,792)
  Interest income...............................    1,312     1,091     1,315
                                                 --------  --------  --------
LOSS BEFORE EXTRAORDINARY ITEM..................  (14,774)   (8,552)  (12,999)
EXTRAORDINARY ITEM
  Gain on the forgiveness of incentive
   management fees..............................   23,483       --        --
                                                 --------  --------  --------
NET INCOME (LOSS)............................... $  8,709  $ (8,552) $(12,999)
                                                 ========  ========  ========
ALLOCATION OF NET INCOME (LOSS)
  General Partner............................... $     87  $    (86) $   (130)
  Limited Partners..............................    8,622    (8,466)  (12,869)
                                                 --------  --------  --------
                                                 $  8,709  $ (8,552) $(12,999)
                                                 ========  ========  ========
NET INCOME (LOSS) PER LIMITED PARTNER UNIT
 (83,337 UNITS)................................. $    103  $   (102) $   (154)
                                                 ========  ========  ========

   The accompanying notes are an integral part of these financial statements.

                 FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP

              STATEMENTS OF CHANGES IN PARTNERS' CAPITAL (DEFICIT) Fiscal years ended December 31, 2000, 1999 and 1998
                                 (in thousands)

                                                    General Limited
                                                    Partner Partners   Total
                                                    ------- --------  --------
Balance, December 31, 1997.........................  $  46  $   (533) $   (487)
  Net loss.........................................   (130)  (12,869)  (12,999)
                                                     -----  --------  --------
Balance, December 31, 1998.........................    (84)  (13,402)  (13,486)
  Net loss.........................................    (86)   (8,466)   (8,552)
                                                     -----  --------  --------
Balance, December 31, 1999.........................   (170)  (21,868)  (22,038)
  Net income.......................................     87     8,622     8,709
                                                     -----  --------  --------
Balance, December 31, 2000.........................  $ (83) $(13,246) $(13,329)
                                                     =====  ========  ========



   The accompanying notes are an integral part of these financial statements.

                 FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP

                            STATEMENTS OF CASH FLOWS
              Fiscal years ended December 31, 2000, 1999 and 1998
                                 (in thousands)

                                                      2000     1999      1998
                                                    --------  -------  --------
OPERATING ACTIVITIES
  Net income (loss)...............................  $  8,709  $(8,552) $(12,999)
  Extraordinary gain on the forgiveness of
   incentive management fees......................   (23,483)     --        --
  Depreciation....................................    13,463   14,413    14,990
  Deferral of incentive management fee............     2,849    2,775     3,640
  Amortization of deferred financing costs as
   interest expense...............................       487      486       486
  Amortization of mortgage debt premium...........      (350)    (350)     (350)
  Loss on disposition of equipment................        16       28       --
  Loss on impairment of long-lived assets.........     8,127    2,843     9,497
  Changes in operating accounts:
    Due to/from Marriott International, Inc. and
     affiliates...................................       106      823     1,083
    Accounts payable and accrued liabilities......      (335)     776       910
    Change in restricted reserves.................       913    3,119      (734)
                                                    --------  -------  --------
      Cash provided by operations.................    10,502   16,361    16,523
                                                    --------  -------  --------
INVESTING ACTIVITIES
  Additions to property and equipment.............    (6,682)  (8,973)  (14,438)
  Change in property improvement fund.............    (1,603)  (3,678)    3,907
                                                    --------  -------  --------
      Cash used in investing activities...........    (8,285) (12,651)  (10,531)
                                                    --------  -------  --------
FINANCING ACTIVITIES
  Repayment of mortgage debt......................    (3,978)  (3,689)   (3,390)
  Change in restricted reserves...................      (598)   1,386    (1,387)
                                                    --------  -------  --------
      Cash used in financing activities...........    (4,576)  (2,303)   (4,777)
                                                    --------  -------  --------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS..    (2,359)   1,407     1,215
CASH AND CASH EQUIVALENTS at beginning of year....    10,061    8,654     7,439
                                                    --------  -------  --------
CASH AND CASH EQUIVALENTS at end of year..........  $  7,702  $10,061  $  8,654
                                                    ========  =======  ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for mortgage interest.................  $ 13,121  $13,409  $ 13,710
                                                    ========  =======  ========

   The accompanying notes are an integral part of these financial statements.

                 FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP

                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 2000 and 1999

NOTE 1. THE PARTNERSHIP

 Description of the Partnership

   Fairfield Inn by Marriott Limited Partnership (the "Partnership"), a Delaware limited partnership, was formed on August 23, 1989, to operate 50 Fairfield Inn by Marriott properties (the "Inns") located in sixteen states. The Partnership leases the land underlying 32 of the Inns from Marriott International, Inc. ("MII") and certain of its affiliates (the "Land Leases"). Of the Partnership's 50 Inns, seven are located in each of Georgia and North Carolina; six in Michigan; four in each of Florida, Illinois, and Ohio; and three or less in each of ten other states. The Inns are managed by Fairfield FMC Corporation (the "Manager"), a wholly-owned subsidiary of MII, as part of the Fairfield Inn by Marriott hotel system under a long-term management agreement.

   Inn operations commenced on July 31, 1990 (the "Closing Date") after 83,337 limited partnership interests (the "Units") were sold in a public offering for $1,000 per Unit. Marriott FIBM One Corporation ("FIBM One") contributed $841,788 for a 1% general partnership interest and $1.1 million to establish the initial working capital reserve of the Partnership at $1.5 million. In addition, FIBM One had a 10% limited partnership interest while the remaining 90% of the limited partnership interest is owned by outside parties.

   On December 29, 1998, Host Marriott Corporation ("Host Marriott"), the parent of FIBM One announced that it had completed substantially all the steps necessary to qualify as a real estate investment trust ("REIT") under the applicable Federal income tax laws beginning January 1, 1999 (the "REIT Conversion"). Subsequent to the REIT Conversion, Host Marriott is referred to as Host REIT. In connection with the REIT Conversion, Host REIT contributed substantially all of its hotel assets to a newly-formed partnership, Host Marriott L.P. ("Host LP").

   In connection with Host Marriott's REIT conversion, the following steps occurred. Host Marriott formed FIBM One LLC, having three classes of member interests (Class A--1% economic interest, managing; Class B--98% economic interest, non-managing; Class C--1% economic interest, non-managing). FIBM One merged with and into FIBM One LLC on December 24, 1998. On December 28, 1998, Host Marriott contributed its entire interest in FIBM One LLC to Host LP, which on December 30, 1998, contributed its 98% Class B and 1% Class C interests in FIBM One LLC to Rockledge Hotel Properties, Inc. ("Rockledge"), a non-controlled subsidiary, in which Host LP has a 95% economic non-voting interest.

 Partnership Allocations and Distributions

   Partnership allocations and distributions are generally made as follows:

   a. Cash available for distribution for each fiscal year will be distributed quarterly as follows: (i) 99% to the limited partners and 1% to the General Partner (collectively, the "Partners") until the Partners have received, with respect to such fiscal year, an amount equal to the Partners' Preferred Distribution (10% of the excess of original cash contributions over cumulative distributions of net refinancing and sales proceeds ("Capital Receipts") on an annualized basis); (ii) remaining cash available for distribution will be distributed as follows, depending on the amount of Capital Receipts previously distributed:

     1) 99% to the limited partners and 1% to the General Partner, if the Partners have received aggregate cumulative distributions of Capital Receipts of less than 50% of their original capital contributions; or

     2) 90% to the limited partners and 10% to the General Partner, if the Partners have received aggregate cumulative distributions of Capital Receipts equal to or greater than 50% but less than 100% of their original capital contributions; or

                 FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP

     3) 80% to the limited partners and 20% to the General Partner, if the Partners have received aggregate cumulative distributions of Capital Receipts equal to 100% or more of their original capital contributions.

   b. Refinancing proceeds and sale proceeds from the sale or other disposition of less than substantially all of the assets of the Partnership will be distributed (i) 99% to the limited partners and 1% to the General Partner until the Partners have received the then outstanding Partners' 12% Preferred Distribution, as defined, and cumulative distributions of Capital Receipts equal to 100% of their original capital contributions; and (ii) thereafter, 80% to the limited partners and 20% to the General Partner.

   c. Sale proceeds from the sale of substantially all of the assets of the Partnership will be distributed to the Partners pro-rata in accordance with their capital account balances as adjusted to take into account gain or loss resulting from such sale.

   d. Net profits for each fiscal year generally will be allocated in the same manner in which cash available for distribution is distributed. Net losses for each fiscal year generally will be allocated 99% to the limited partners and 1% to the General Partner.

   e. Gains recognized by the Partnership generally will be allocated in the following order of priority: (i) to those Partners whose capital accounts have negative balances until such negative balances are brought to zero; (ii) to all Partners up to the amount necessary to bring the Partners' capital account balances to an amount equal to their pro-rata share of the Partners' 12% Preferred Distribution, as defined, plus their Net Invested Capital, as defined; and (iii) thereafter, 80% to the limited partners and 20% to the General Partner.

   f. For financial reporting purposes, profits and losses are allocated among the Partners based on their stated interests in cash available for distribution.

 Liquidity and Financing Requirements

   Adequate liquidity and capital are critical to the ability of the Partnership to continue as a going concern. The Partnership has experienced declining operations during the last four years. If operations in 2001 are consistent with the results from 2000 and the budgeted operations for 2001, the Partnership will have adequate cash flow to meet debt service during the year. However, if operating results decline in 2001 the Partnership may not have sufficient cash flow from current operations to make the required debt service payments. In the event operations decline, the Partnership has the following options in order to provide debt service funding. The Partnership can defer the payment of ground rental expense exceeding 3% of gross revenues from the 32 leased Inns. The deferral becomes the obligation of the Partnership and is payable thereafter to the extent that there is cash available after the payment of debt service. The Partnership also has cash reserves to fund debt service. However, depending on actual operating results, the reserves could be diminished significantly. By virtue of subordinated ground rent and cash reserves, the Partnership believes it will have sufficient cash to fund debt service in 2001.

   The lack of available funds from operations over the past several years has also delayed room refurbishments at the Inns. Based upon information provided by the Manager, the estimated capital expenditure shortfall in available funds by the end of 2001 will be between $15 million and $17 million. With the cost of the capital expenditures reaching these levels, the cost does now, and will continue to, exceed the Partnership's available funds. We currently are pursuing various alternatives in an effort to meet our capital needs. Until a resolution is reached concerning the capital expenditure shortfall, the capital expenditures exceeding the amount available in the property improvement fund will be deferred. The shortfall relates to scheduled room refurbishments at the Inns as well as certain planned improvements to other areas of the Partnership's Inns.

                 FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP

Given the age of the properties, major renovations are required, including the replacement of roofs, facades, carpets, wall vinyl and furniture. Some of these capital expenditures are required by the management agreement in order to satisfactorily maintain the Partnership Inns as Fairfield Inn properties.

   The General Partner is working with the Manager to address the capital expenditure needs of the Inns. Under the management agreement, if the Manager determines that the Partnership Inns are not satisfactorily maintained as Fairfield Inn properties due to insufficient capital improvements, the Manager may terminate the agreement. The actual termination of the management agreement could, under certain circumstances, ultimately lead to default under the loan covenants. The Partnership can make no assurances that a satisfactory resolution will be reached or that it would be able to retain another manager on satisfactory terms, if at all.

   For the years ended December 31, 2000, 1999 and 1998, the Partnership contributed $5,987,000, $6,516,000 and $6,606,000, respectively, to the property improvement fund. However, the Partnership's property improvement fund became insufficient beginning in 1999. Therefore, in both 2000 and 1999 the Partnership deposited $2.4 million to the property improvement fund to cover the capital expenditure shortfall. The shortfall is primarily due to room refurbishments which are planned for a majority of the Partnership's Inns in the next several years. The General Partner will work with the Manager to resolve the shortfall. However, cash from 2001 operations will be reserved to cover the shortfall. Therefore, no cash is expected to be available for distribution to the partners in 2001.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of Accounting

   The Partnership records are maintained on the accrual basis of accounting and its fiscal year coincides with the calendar year.

 Use of Estimates in the Preparation of Financial Statements

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Property and Equipment

   Property and equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which is, generally 30 years for building, leasehold and land improvements, and 4 to 10 years for furniture and equipment. All property and equipment is pledged as security for the refinanced mortgage debt.

   The Partnership assesses impairment of its real estate properties based on whether estimated undiscounted future cash flows from such properties will be less than their net book value. If a property is impaired, its basis is adjusted to its estimated fair value. In 1998 and 1999, the Inns located in Atlanta Airport, Georgia; Montgomery, Alabama; Orlando, Florida; Buena Park, California; Lansing, Illinois and Charlotte-Northeast, North Carolina experienced declining cash flows, primarily due to additional competition in their local markets. In 2000, Inns located in Johnson City, Tennessee, Raleigh and Charlotte Airport, North Carolina, and Columbus North, Ohio also experienced declining cash flows due to additional competition in their local markets. As a result, during 2000, 1999 and 1998, the Partnership concluded that these Inns were impaired and adjusted their basis to their estimated fair market value. The Partnership recorded an impairment charge of $8,127,000 in 2000, $2,843,000 in 1999 and $9,497,000 in 1998.

                 FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP

 Deferred Financing Costs

   Deferred financing costs represent the costs incurred in connection with the mortgage debt refinancing and are amortized over the term of the Mortgage Debt. The Partnership incurred $4,864,000 of financing costs in connection with the Mortgage Debt. The financing costs are being amortized using the straight-line method, which approximates the effective interest method, over the ten year term of the Mortgage Debt. At December 31, 2000 and 1999, accumulated amortization of deferred financing costs totaled $1,927,000 and $1,440,000, respectively.

 Restricted Cash

   The Partnership was required to establish certain reserves pursuant to the terms of the mortgage debt. These are fully discussed in Footnote 5.

 Cash and Cash Equivalents

   The Partnership considers all highly liquid investments with a maturity of three months or less at date of purchase to be cash equivalents.

 Ground Rent

   The Land Leases include scheduled increases in minimum rents per property. These scheduled rent increases, which are included in minimum lease payments, are being recognized by the Partnership on a straight-line basis over the 99 year term of the leases. The adjustment included in ground rent expense and Due to Marriott International, Inc. and affiliates to reflect minimum lease payments on a straight-line basis was a decrease of $12,000 for the year ended December 31, 2000 and $218,000 for each of the years ended December 31, 1999 and 1998. Deferred straight-line ground rent as of December 31, 1999 was $12,000. At year end 2000, all deferred straight-line ground rent had been recognized.

   In addition, ground rent exceeding 3% of gross revenues of $1,082,000 and $1,034,000 was deferred at December 31, 2000 and 1999, respectively. For a full discussion see Note 6.

 Income Taxes

   Provision for Federal and state income taxes has not been made in the accompanying financial statements since the Partnership does not pay income taxes, but rather, allocates profits and losses to the individual Partners. Significant differences exist between the net loss for financial reporting purposes and the net loss as reported in the Partnership's tax return.

 Reclassifications

   Certain reclassifications were made to prior year financial statements to conform to the 2000 presentation.

                 FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP

NOTE 3. PROPERTY AND EQUIPMENT

   Property and equipment consists of the following as of December 31 (in thousands):

                                                             2000       1999
                                                           ---------  ---------
     Land and improvements................................ $  14,873  $  14,873
     Building and leasehold improvements..................   169,454    173,705
     Furniture and equipment..............................    74,374     74,714
     Construction in progress.............................     3,077      2,403
                                                           ---------  ---------
                                                             261,778    265,695
     Less accumulated depreciation and amortization.......  (139,765)  (128,758)
                                                           ---------  ---------
                                                           $ 122,013  $ 136,937
                                                           =========  =========

NOTE 4. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

   The fair values of financial instruments not included in this table are estimated to be equal to their carrying amounts (in thousands):

                              As of December 31, 2000  As of December 31, 1999
                              ------------------------ ------------------------
                                           Estimated                Estimated
                               Carrying       Fair      Carrying       Fair
                                Amount       Value       Amount       Value
                              ----------- ------------ ----------- ------------
   Mortgage debt............. $   153,569 $   135,033  $   157,897 $   130,888
   Incentive management fee
    due to Fairfield FMC
    Corporation.............. $     2,849 $       194  $    23,483 $       --

   The estimated fair value of the mortgage debt obligation is based on the expected future debt service payments discounted at estimated market rates. Incentive management fee due to the Manager are valued based on the expected future payments from operating cash flow discounted at estimated risk adjusted rates. In connection with the litigation settlement agreement, the Manager forgave $23.5 million of deferred incentive management fees payable as of December 31, 2000 which is included as an extraordinary gain on the statement of operations for 2000.

NOTE 5. DEBT

 Mortgage Debt

   In 1997, the Partnership's mortgage debt was refinanced and increased to $165.4 million. The mortgage debt is non-recourse, bears interest at a fixed rate of 8.40% and requires monthly payments of principal and interest based upon a 20-year amortization schedule for a 10-year term expiring January 11, 2007. Thereafter, until the final maturity date of January 11, 2017, interest is payable at an adjusted rate, and all excess cash flow is applied toward principal amortization. The lender securitized the loan through the issuance and sale of commercial mortgage backed securities.

   The mortgage premium of $3.5 million is being amortized based on a 20-year amortization schedule for a 10-year term expiring January 11, 2007. Accumulated amortization of the mortgage premium at December 31, 2000 and 1999 was $1,387,000 and $1,037,000, respectively, resulting in an unamortized balance of $2,113,000 and $2,463,000, respectively.

                 FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP

   Principal amortization of the Mortgage Debt at December 31, 2000 is as follows (in thousands):

     2001............................................................. $  4,369
     2002.............................................................    4,756
     2003.............................................................    5,177
     2004.............................................................    5,602
     2005.............................................................    6,132
     Thereafter.......................................................  125,420
                                                                       --------
                                                                        151,456
     Mortgage premium.................................................    3,500
     Accumulated amortization of mortgage premium.....................   (1,387)
                                                                       --------
                                                                          2,113
       Total mortgage debt............................................ $153,569
                                                                       ========

   The mortgage debt is secured by first mortgages on all of the Inns, the land on which they are located, or an assignment of the Partnership's interest under the Land Leases, including ownership interest in all improvements thereon, fixtures and personal property related thereto.

 Reserves

   The Partnership was required by the lender to establish various reserves for capital expenditures, working capital, debt service and insurance needs.

   The balances in those reserves as of December 31 are as follows (in thousands):

                                                                   2000   1999
                                                                  ------ ------
     Debt service reserve........................................ $4,873 $4,275
     Supplemental debt service reserve...........................  1,440  1,469
     Working capital reserve.....................................    677    691
     Taxes and insurance reserve.................................    300    241
     Ground rent reserve.........................................    225    225
     Condemnation reserve........................................    211    201
     Capital expenditure reserve.................................    --     879
                                                                  ------ ------
       Total restricted cash..................................... $7,726 $7,981
                                                                  ====== ======

   The Partnership established reserves totaling $3,899,000 for certain capital expenditure which were completed as of December 31, 1999 and the remaining balance of $879,000 was returned to the Partnership during first quarter 2000. Additionally, the Partnership was required to deposit two months' debt service payments, or $2,850,000, into a debt service reserve. The Partnership was also required to establish a ground rent reserve, which is adjusted annually to equal one month's anticipated ground rent. The Partnership's loan agreement requires that if a single downgrade of MII's debt occurs, the Partnership is required to contribute an additional month's debt service payment to the debt service reserve which was fully funded in 1999 and over funded in 2000 by $598,000 due to timing. In addition, pursuant to the terms of the mortgage debt subsequent to a downgrade of MII's debt, the Partnership is required to establish with the lender a separate escrow account for payments of insurance premiums and real estate taxes (the "Tax and Insurance Escrow Reserve") for each mortgaged property. During 1998, Orange County in Florida (the "County") paid the Partnership $197,000 for a portion of the land in front of the Orlando South Fairfield Inn in Orlando, Florida. The funds have been placed in an escrow account and shown as the condemnation reserve pending the final resolution on the value of the land taken by the County they will remain and accrue interest.

                 FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP

   In addition, the Partnership entered into a Working Capital Maintenance and Supplemental Debt Service Agreement ("Agreement") with the Manager, effective January 13, 1997. As part of this Agreement, the Partnership agreed to furnish the Manager additional working capital to be deposited into a segregated interest bearing account (the "Working Capital Reserve"). The Working Capital Reserve is to be funded from Operating Profit, as defined, retained by or distributed to the Partnership as such amounts become available, until the Working Capital Reserve reaches $670,000. This Agreement also requires the funding of another segregated account for debt service shortfalls (the "Supplemental Debt Service Reserve"). This reserve is also to be funded out of Operating Profit, as defined, retained or distributed to the Partnership as such amounts become available, until the Supplemental Debt Service Reserve reaches $1,425,000. Interest earned on these reserve accounts was transferred to the Partnership during first quarter 2001.

NOTE 6. LAND LEASES

   The land on which 32 of the Inns are located is leased from MII or its affiliates. The Land Leases expire on November 30, 2088 and provide that the Partnership will pay annual rents equal to the greater of a specified minimum rent for each property or a percentage rent based on gross revenues of the Inn operated thereon. The minimum rentals are adjusted at various anniversary dates through 2000, as defined in the agreements. The minimum rentals are adjusted annually for the remaining life of the leases based on changes in the Consumer Price Index. The percentage rent, which also varies from property to property, is fixed at predetermined percentages of gross revenues that increase over time.

   Minimum future rental payments during the term of the Land Leases as of December 31, 2000 are as follows (in thousands):

                                                                        Minimum
     Lease Year                                                          Rental
     ----------                                                         --------
     2001.............................................................. $  2,825
     2002..............................................................    2,825
     2003..............................................................    2,825
     2004..............................................................    2,825
     2005..............................................................    3,093
     Thereafter........................................................  539,827
                                                                        --------
                                                                        $554,220
                                                                        ========

   Total rental expense on the Land Leases was $2,965,000 for 2000, $2,742,000 for 1999 and $2,646,000 for 1998.

   In connection with the refinancing, beginning in 1997 until the Mortgage Debt is repaid, the payment of rental expense exceeding 3% of gross revenues from the 32 leased Inns in the aggregate shall be deferred in any fiscal year that cash flow is less than the regularly scheduled principal and interest payments on the Mortgage Debt. The deferral shall then be payable in the following year if cash flow is sufficient to pay the regularly scheduled principal and interest payments for the Mortgage Debt. Ground rent payable to MII and its affiliates at December 31, 2000 and 1999 was $1,082,000 and $1,034,000, respectively, and is included in Due to Marriott International, Inc. and affiliates on the accompanying balance sheet.

   Under the leases, the Partnership pays all costs, expenses, taxes and assessments relating to the Inns and the underlying land, including real estate taxes. Each Land Lease provides that the Partnership has a first right of refusal in the event the applicable ground lessor decides to sell the leased premises. Upon expiration or termination of a Land Lease, title to the applicable Inn and all improvements reverts to the ground lessor.

                 FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP

NOTE 7. MANAGEMENT AGREEMENT

   The Partnership is a party to a long-term management agreement (the "Management Agreement") with the Manager.

   In conjunction with the 1997 mortgage refinancing, the initial term of the Management Agreement was extended ten years to December 31, 2019. The Manager has the option to renew the Management Agreement as to one or more of the Inns at its option, for up to four additional 10-year terms plus one five-year term. The Manager is paid a base management fee equal to 2% of gross Inn revenues and a Fairfield Inn system fee equal to 3% of gross Inn revenues. In addition, the Manager is entitled to an incentive management fee equal to 15% of Operating Profit as defined, increasing to 20% after the Inns have achieved total Operating Profit during any 12 month period equal to or greater than $33.9 million. As of December 31, 2000, operating profit did not exceed $33.9 million. The incentive management fee with respect to each Inn is payable out of 50% of cash flow from operations remaining after payment of ground rent, debt service, partnership administrative expenses and the owner's priority return, as defined.

   In accordance with the Management Agreement, incentive management fees earned through 1992 were waived by the Manager. Incentive management fees earned after 1992 accrue and are payable as outlined above or from Capital Receipts. Due to the litigation settlement agreement (see Note 8), $23,483,000 of deferred incentive management fees were waived by the Manager in 2000. As a result, the Partnership recognized an extraordinary gain for this amount in 2000. During 2000, 1999 and 1998, the Manager deferred $2,849,130, $2,775,000 and $3,640,000 of incentive management fees, respectively. Deferred incentive management fees at December 31, 2000 and 1999 were $2,849,130 and $23,483,000, respectively.

   The Manager is required to furnish certain services ("Chain Services") which are furnished generally on a central or regional basis to all managed or owned Inns in the Fairfield Inn by Marriott hotel system. Costs and expenses incurred in providing such services are allocated among all domestic Fairfield Inn by Marriott hotels managed, owned or leased by MII or its subsidiaries, based upon one or a combination of the following: (i) percent of revenues, (ii) total number of hotel rooms, (iii) total number of reservations booked, and (iv) total number of management employees. The Inns also participate in MII's Marriott Rewards Program ("MRP"). The cost of this program is charged to all hotels in the full-service, Residence Inn by Marriott, Courtyard by Marriott and Fairfield Inn by Marriott systems based upon the MRP revenues at each hotel. The total amount of chain services and MRP costs allocated to the Partnership for the years ended December 31, 2000, 1999 and 1998 was $1,691,000, $1,773,000 and $1,600,000, respectively. In addition, the Manager maintains a marketing fund to pay the costs associated with certain system-wide advertising, marketing, sales, promotional and public relations materials and programs. Each Inn within the system contributes approximately 2.4% of gross Inn revenues to the marketing fund. For the years ended December 31, 2000, 1999 and 1998, the Partnership contributed $2,526,000, $2,262,000 and $2,359,000, respectively, to the marketing fund.

   Pursuant to the terms of the Management Agreement, the Partnership is required to provide the Manager with working capital and supplies to meet the operating needs of the Inns. The Manager converts cash advanced by the Partnership into other forms of working capital consisting primarily of operating cash, inventories, and trade receivables and payables which are maintained and controlled by the Manager. This advance earns no interest and remains the property of the Partnership throughout the term of the Management Agreement. The Partnership is required to advance upon request of the Manager any additional funds necessary to satisfy the needs of the Inns as their operations may require from time to time. Upon termination of the Management Agreement, the Manager will return to the Partnership any unused working capital and supplies. The individual components of working capital and supplies controlled by the Manager are not reflected in the Partnership's balance sheet. At the inception of the Partnership, $1,000,000 was advanced to the Manager for working capital and supplies which is included in Due from Marriott International, Inc. and affiliates in the accompanying balance sheet.

                 FAIRFIELD INN BY MARRIOTT LIMITED PARTNERSHIP

   The Management Agreement provides for the establishment of a property improvement fund for the Inns to cover (a) the cost of certain non-routine repairs and maintenance to the Inns which are normally capitalized; and (b) the cost of replacements and renewals to the Inns' property and improvements. Contributions to the property improvement fund are based on a percentage of gross revenues of each Inn equal to 7%. During 2000, $416,000 of these contributions were reallocated to pay for debt service. For the years ended December 31, 2000, 1999 and 1998, the Partnership contributed $5,987,000, $6,516,000, and $6,606,000, respectively, to the property improvement fund. However, if the Manager determines 7% exceeds the amount needed for making capital expenditures, then the Manager can adjust the incentive management fee calculation to exclude as a deduction in calculating incentive management fees up to one percentage point of contributions to the property improvement fund. No adjustment was necessary for 2000. However, the Partnership's property improvement fund became insufficient during 1999. Therefore, in 1999 the Partnership deposited $2.4 million to the property improvement fund to cover the capital expenditure shortfall. This amount was treated as a deduction in calculating incentive management fees in 2000 under the terms of the Management Agreement. The shortfall is primarily due to room refurbishments planned for a majority of the Partnership's Inns over the next several years.

   The Management Agreement provides that the Partnership may terminate the Management Agreement and remove the Manager if, specified minimum operating results are not achieved. The Manager may, however, prevent termination by paying to the Partnership such amount as necessary to achieve the above performance standard.

NOTE 8. LITIGATION

   In March 2000, the Defendants entered into a settlement agreement with counsel for the plaintiffs to resolve litigation in seven partnerships, including the Partnership. Under the terms of the settlement, the Defendants paid $18,809,103 in cash in exchange for dismissal of the litigation and a complete release of all claims in October 2000. Each limited partner received $152 per Unit. In addition to the Defendants' cash payments, the Manager forgave $23,483,000 of deferred management fees.

ITEM 14. DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

   None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

   (a) The financial statements filed as a part of this Form 10 are listed in
Item 13, "Financial Statements."

   (b) Exhibits

     2.1 Amended and Restated Agreement of Limited Partnership of Fairfield Inn by Marriott Limited Partnership by and among Marriott FIBM One
         Corporation (General Partner), Christopher, G. Townsend
         (Organizational Limited Partner), and those persons who become Limited
         Partners (Limited Partners) dated July 31, 1990 (incorporated by reference to Exhibit 2.a to the Registrant's Form 10 filed on January
         29, 1998, SEC File No. 0-23685).

     2.2 First Amendment to Amended and Restated Agreement of Limited
         Partnership dated as of December 28, 1998.

    10.1 Management Agreement by and between Fairfield Inn by Marriott Limited
         Partnership (Owner) and Fairfield FMC Corporation (Management Company) dated November 17, 1989 (incorporated by reference to Exhibit 10.a to the Registrant's Form 10 filed on January 29, 1998, SEC File No. 0-
         23685).

    10.2 First Amendment to Management Agreement by and between Fairfield Inn by Marriott Limited Partnership (Owner), Fairfield FMC Corporation
         (Management Company) dated July 31, 1990 (incorporated by reference to
         Exhibit 10.b to the Registrant's Form 10 filed on January 29, 1998,
         SEC File No. 0-23685).

    10.3 Second Amendment to Management Agreement by and between Fairfield Inn by Marriott Limited Partnership (Owner) and Fairfield FMC Corporation
         (Manager) dated January 13, 1997 (incorporated by reference to Exhibit
         10.c to the Registrant's Form 10 filed on January 29, 1998, SEC File
         No. 0-23685).

    10.4 Loan Agreement between Fairfield Inn by Marriott Limited Partnership and Nomura Asset Capital Corporation dated January 13, 1997
         (incorporated by reference to Exhibit 10.g to the Registrant's Form 10 filed on January 29, 1998, SEC File No. 0-23685).

    10.5 Secured Promissory Note made by Fairfield Inn by Marriott Limited
         Partnership (the "Maker") to Nomura Asset Capital Corporation (the
         "Payee") dated January 13, 1997 (incorporated by reference to Exhibit
         10.h to the Registrant's Form 10 filed on January 29, 1998, SEC File
         No. 0-23685).

    10.6 Form of Ground Lease (incorporated by reference to Exhibit 10.3 to the
         Registrant's Form S-1 filed on September 8, 1989, SEC File No. 33-
         30942)

    12.1 Computation of Ratio of Earnings to Fixed Charges

                                   SIGNATURES

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on this 6th day of April, 2001.


                                          Fairfield Inn by Marriott Limited
                                           Partnership

                                          By: FIBM ONE LLC, its General
                                           Partner

                                                /s/ Robert E. Parsons, Jr.
                                          By: _________________________________
                                                  Robert E. Parsons, Jr.
                                                  President and Secretary